UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001- 39258

METEN HOLDING GROUP LTD.

(Translation of registrant’s name into English)

3rd Floor, Tower A

Tagen Knowledge & Innovation Center

2nd Shenyun West Road, Nanshan District

Shenzhen, Guangdong Province 518000

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Results of the Meten Holding Group Ltd. 2023 Annual General Meeting

At the 2023 annual general meeting of shareholders (the “Meeting”) of Meten Holding Group Ltd. (the “Company”) held at 9:30 a.m. EST on August 10, 2023, the shareholders of the Company adopted resolutions approving all of the three proposals considered at the Meeting. A total of 11,763,825 votes, representing 38.47% of the votes exercisable as of July 18, 2023, the record date, were present in person or by proxy at the Meeting. The results of the votes were as follows:

1.	Proposal One – Shae Consolidation Proposal:

IT IS HEREBY RESOLVED, as an ordinary resolution, that:

The 500,000,000 issued and unissued ordinary shares of par value of US$0.003 each in the capital of the Company be and are hereby consolidated into 25,000,000 ordinary shares of nominal or par value of US$0.06 each, with such Share Consolidation to be effective on such date as determined by the Board of Directors, which date must be on or before September 11, 2023 and such date shall be announced by the Company (the “Effective Date”); and

at the Effective Date, the authorized share capital of the Company shall be US$1,500,000, divided into 25,000,000 ordinary shares of a nominal or par value of US$0.06 each.

Resolution	For	Against	Abstain
Proposal One: Share Consolidation Proposal	10,268,498	1,318,439	176,888
Percentage of Voted Shares:	88.62%	11.38%

2.	Proposal Two – Name Change Proposal:

IT IS HEREBY RESOLVED, as a special resolution, that the name of the Company be and is hereby changed from “Meten Holding Group Ltd.” to “BTC Digital Ltd.”

Resolution	For	Against	Abstain
Proposal Two: Name Change Proposal	11,400,119	295,179	68,527
Percentage of Voted Shares:	97.48%	2.52%

3.	Proposal Three – Auditor Ratification Proposal:

T IS HEREBY RESOLVED, as an ordinary resolution, that the appointment of Audit Alliance LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023 be and is hereby approved, ratified and confirmed.

Resolution	For	Against	Abstain
Proposal Three: Auditor Ratification Proposal	10,995,684	615,001	153,140
Percentage of Voted Shares:	94.70%	5.30%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 10, 2023

Meten Holding Group Ltd.

By:	/s/ Siguang Peng
Name:	Siguang Peng
Title:	Chief Executive Officer

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